As filed with the Securities and Exchange Commission on March 18, 2005

                                   Registration No. 333-101583

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

PRE-EFFECTIVE AMENDMENT NO. 7
TO FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF
1933

__________________

CRYSTALLEX INTERNATIONAL CORPORATION
(Exact name of Registrant as specified in its charter)

CRYSTALLEX INTERNATIONAL CORPORATION
(Translation of Registrant’s name into English)

Canada	1041	98-0152628

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 King Street East, Suite 1210
Toronto, Ontario
Canada M5C 1C4
(416) 203-2448
(Address and telephone number of
Registrant’s principal executive offices)

Lawrence W. Koltun, Esq.
Koltun & King, P.C.
1146 19th Street, N.W., Suite 250
Washington, D.C. 20036
(202) 331-0123

(Name, address and telephone number of agent for service)
Approximate date of commencement of proposed sale to the public: From time to time after the
Registration Statement becomes effective.

This registration statement contains a prospectus combined with Registration No. 333-100752 pursuant to Rule 429 under the Securities Act of 1933.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ______

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum aggregate price per share		Proposed maximum aggregate offering price	Amount of registration fee

Common Shares without par value	11,340,659 shares	$1.65	(3)	$18,712,087	$1,721.51	(4)

Common Shares without par value	1,379,083 shares	$2.84		$3,916,596	$360.33	(4)

Common Shares without par value	97,402 shares	$2.20		$214,284	$19.71	(5)

Common Shares without par value	261,194 shares	$2.00		$522,388	$48.06	(5)

Common Shares without par value	492,007 shares	$2.82		$1,387,460	$127.65	(4)

Common Shares without par value	4,339,581shares	$2.48	(6)	$10,762,16	$868.23	(7)

Common Shares without par value	325,000 shares	$2.48	(6)	$806,000	$65.21	(7)

Total	18,234,926 shares			$36,320,976	$3,210.70

(1) Pursuant to Rule 416 under the Securities Act of 1933, also includes shares issuable pursuant to antidilution provisions relating to the securities that are convertible or exercisable into common shares being registered hereby.

(2) Includes: 13,211,749 common shares registered under Registration No. 333-100752, all of which common shares are being carried forward in this registration statement pursuant to Rule 429 under the Securities Act of 1933; and 4,664,581 additional common shares registered under this registration statement.

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(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low price of the Common Shares on the American Stock Exchange as of October 23, 2002.

(4) Fee was paid on October 25, 2002.

(5) Fee was paid on November 29, 2002.

(6) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low price of the Common Shares on the American Stock Exchange as of December 18, 2003.

(7) Fee was paid on December 22, 2003.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

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The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS, SUBJECT TO COMPLETION DATED March 18, 2005

CRYSTALLEX INTERNATIONAL CORPORATION
Organized under the Laws of Canada

3,219,248 Common Shares

Riverview Group, LLC, a New York limited liability company, may use this prospectus to resell up to 1,089,115 Crystallex common shares that it received upon its exercise of certain warrants that Crystallex issued to it. Jerry Karel, ISO Profit Sharing Plan & Trust, ABC Retirement Plan & Trust, Walter Nathan, Carl & Associates, Hyla Marrow, Daniel Gooze, Lincoln Trust Company FBO Marc Gordon, IRA, Mitchell Mondry, and Michael Miller may use this prospectus to resell up to an aggregate of 2,130,133Crystallex common shares that they received upon their conversion of 5.5% convertible debentures and that were issued or are to be issued upon their exercise of certain warrants that Crystallex issued to them in connection with the convertible debentures.

The selling shareholders may sell all or any portion of these Crystallex common shares in one or more transactions through ordinary brokerage transactions, in private, negotiated transactions, or through any other means described in the section entitled “Plan of Distribution” beginning on page 27. The sales may be made at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers. Crystallex will not receive any sales proceeds when these selling shareholders convert their convertible notes or convertible debentures or sell their common shares, but Crystallex will receive the exercise price of any warrants that the selling shareholders exercise.

Crystallex lists the common shares for trading on The American Stock Exchange (“AMEX”) and on The Toronto Stock Exchange (“TSX”) under the symbol KRY. As of March 16, 2005, the closing price for the common shares on the AMEX was US$3.93 and on the TSX was Cdn$4.72.

It may be risky to purchase the common shares. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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* * *

The date of this prospectus is            , 2005.

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You should rely only on the information contained in this prospectus and the information incorporated into this prospectus by reference (see “Incorporation of Documents by Reference”) and not upon anything else in deciding whether to purchase the common shares offered through this prospectus. Neither Crystallex nor any of the selling shareholders will authorize providing you with any other information in connection with your purchase. This prospectus does not offer to sell or solicit an offer to buy any security other than the common shares that this prospectus offers. In addition, this prospectus does not offer to sell or solicit any offer to buy any common shares to any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction.

Note: Unless otherwise indicated, all amounts in this prospectus are stated in U.S. dollars.

SUMMARY OF CRYSTALLEX

Crystallex was incorporated on May 22, 1984 under the Company Act of the province of British Columbia, Canada. On January 23, 1998, its corporate existence was continued under the Canada Business Corporation Act (“CBCA”), thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA. Crystallex trades as a public company on the TSX and the AMEX under the symbol “KRY”. It engages in exploring, developing, and mining for gold, with its primary focus in Venezuela, and in evaluating mineral property acquisitions in various locations around the world. Crystallex is currently producing gold from the Tomi concession in Venezuela and processing ore from the Tomi concession at Crystallex’s Revemin Mill in Venezuela. Crystallex also has rights to extract ore from its La Victoria mine in Venezuela and is pursuing permits to develop an underground mine at its Albino 1 concession in the Kilometre 88 region of Venezuela. Crystallex also has secured rights to develop the gold deposits known as Las Cristinas 4, 5, 6 and 7, also in the Kilometre 88 region.

Property	Location	Percentage Interest, Direct or Indirect

Las Cristinas	Venezuela	100	%(1)
Tomi	Venezuela	100%
Revemin Mill	Venezuela	93%
Albino 1	Venezuela	100	%(2)
Lo Increible	Venezuela	51	%(3)

(1)	Refers to an agreement granted to Crystallex to mine the property. (See “Risk Factors – Las Cristinas Properties.”)
(2)	In early 2005, Crystallex was informed that its concession rights for Albino 1 have been rescinded. Crystallex is appealing this rescission. See “Risk Factors – Crystallex’s business depends upon a limited number of mining properties and processing facilities, the loss of any of which might negatively impact its operations,” “Risk Factors – Crystallex has incurred recent losses,” and Crystallex’s Form 6-K furnished to the SEC on February 25, 2005.
(3)	Crystallex owns 100% of El Callao Mining Corp., which indirectly owns 51% of the Lo Increible property.

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Details with respect to all of the foregoing properties are provided in the documents incorporated by reference. See “How to Obtain More Information.”

Crystallex’s principal executive office, registered office, and principal place of business are located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, telephone number (416) 203-2448.

RISK FACTORS

Your purchase of the common shares may be risky. In addition to the other information contained in this prospectus or incorporated by reference into this prospectus, please read carefully the risk factors contained in Crystallex’s Annual Report on Form 20-F/A – No. 4 for its Fiscal Year Ended December 31, 2003, together with the following factors, before purchasing common shares offered by this prospectus::

Las Cristinas Properties

A third party has filed with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. a Request for Arbitration against the Bolivarian Republic of Venezuela (the “Republic”) under the “Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments” (the “Treaty”), alleging expropriation of the Las Cristinas properties, claiming restitution of its contractual rights to develop the properties or, in lieu of restitution, monetary damages. Crystallex is not a party to the arbitration proceedings and cannot predict the outcome of the arbitration proceedings or any impact that these proceedings could have on Crystallex’s mining operation agreement (“MOA”) for the Las Cristinas properties, including whether any arbitration award arising from the proceedings could lead to the termination of Crystallex’s rights under the MOA. The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 deposits (the “Las Cristinas Deposits”) are derived from: (a) a presidential decree which authorized the Venezuelan Ministry of Energy and Mines (“MEM”) to contract for the exploitation of the Las Cristinas Deposits and an agreement between the MEM and the Corporacion Venezolana de Guayana (the “CVG”) authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between the CVG and Crystallex dated September 17, 2002 (the “MOA”). Under the terms of the MOA, the administration of the Las Cristinas Deposits relating to gold,

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including its exploration, development, exploitation, commercialization and sale, has been granted exclusively to Crystallex as provided by the mining law of Venezuela. The CVG had previously entered into a mining contract with Minera Las Cristinas, C.A. (“MINCA”) to develop the Las Cristinas Deposits (the “MINCA Contract”). MINCA produced no gold and suspended its development activities on the Las Cristinas Deposits. As a result, the CVG noted MINCA in default of its agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the MOA with Crystallex. MINCA has claimed that the cancellation of the MINCA Contract was illegal and had previously commenced legal actions in Venezuela disputing the CVG’s legal authority for cancelling the MINCA Contract and entering into the MOA. Vannessa Ventures Ltd., which has stated that it owns a 95% interest in MINCA, commenced arbitration proceedings under the Treaty claiming restitution of contractual rights or, in lieu thereof, monetary damages. Under Section 3(6) of Article XII of the Treaty, an investor may submit a dispute to arbitration under the Treaty only if “the investor has waived its right to initiate or continue any other proceedings in relation to the measure that is alleged to be in breach of [the Treaty] before the courts or tribunals of the Contracting Party concerned or in a dispute settlement procedure of any kind.” Section 10 of Article XII of the Treaty provides that “an award of arbitration shall be final and binding” on the parties. In July 2004, Minca discontinued its legal action in Venezuela but is continuing the arbitration proceeding.

Crystallex is not a party to the arbitration proceedings and cannot predict the outcome of the arbitration proceedings or any impact that these proceedings could have on mining rights under the MOA, including whether any arbitration award arising from the proceedings could lead to the termination of Crystallex’s rights under the MOA.

Should these rights under the MOA be terminated, Crystallex would be required to write off its carrying value in Las Cristinas, which was approximately $113 million as of December 31, 2004.

Crystallex’s mining rights are contractual and may be terminated in the event of breach of the MOA. Under the MOA, and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The MOA does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. Among other things, the MOA requires that Crystallex make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits; design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale; put into production the Las Cristinas mining project by May 16, 2004; and return the mine, its installations, and equipment to the CVG upon termination of the MOA. On March 8, 2004, the CVG, acting under its mandate from the MEM and as the authorized agency of the Republic of Venezuela, approved the full feasibility study for the Las Cristinas project including the development plan and timeline presented thereunder. Upon receiving such approval, Crystallex immediately commenced exploitation of the Las Cristinas

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Deposits, as contemplated by Article 58 of the Venezuelan Mining Law and consistent with the provisions of the MOA, with the initiation of the first phase of the development. This included the granting of its EPCM contract, the commencement of geotechnical drilling, the filing of permit applications and the refurbishment of the mining camp. The right of Crystallex to develop the gold contained in the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. In the event of a breach of the MOA which was not cured by Crystallex, such breach could result in the CVG having the right to terminate the MOA.

Crystallex requires additional funding to develop its mining properties, and lack of funding may delay or reduce mining activities and may result in default in performance under and termination of the MOA. Under the terms of the MOA, Crystallex is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the MOA. In order to develop the Las Cristinas project and its other mining projects, Crystallex will need to raise significant additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. Given the fact that the CVG maintains ownership rights under the MOA, that Crystallex’s rights under the MOA are not assignable without consent, that a third party has filed a Request for Arbitration alleging expropriation of the Las Cristinas Deposits (see “A third party has filed with the International Centre for Settlement of Investment Disputes (“ICSID”)…”), and that the Las Cristinas Deposits are located in an area where mining rights may be restricted, sufficient additional financing may not be available to Crystallex. Its failure to obtain such additional financing could result in the delay or indefinite postponement of the exploration and development of Crystallex’s mining projects and could lead to Crystallex defaulting under the MOA.

The Las Cristinas Deposits are located in an area where mining activities may be restricted. The Las Cristinas properties are located within the Imataca Forest Reserve. Presidential Decree 3110 regulating the Imataca region recognizes mining activities as a permitted use in the Forest Reserve and establishes the framework for the mining activities which may take place within the region. Presidential Decree 3110 replaced a previous Presidential decree which had the subject of legal challenges before the Venezuelan courts. It is possible that Presidential Decree 3110 could be similarly challenged, and such challenge, if ultimately successful, could prevent Crystallex from exploiting or fully exploiting these existing mining properties.

Since the MOA does not grant Crystallex the right to mine copper, its ability to exploit copper deposits is dependent upon further action by MEM and CVG. Third parties may obtain the rights to mine copper, which could hinder Crystallex’s gold exploitation. In addition to gold, the Las Cristinas Deposits contain copper. Under the MOA, Crystallex has rights to develop only the gold contained in the Las Cristinas Deposits. Based on the feasibility studies and following discussions with the CVG, Crystallex has determined that extracting and processing the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. Crystallex does not require the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold as contemplated under the feasibility studies and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

The MEM retains the copper rights to the Las Cristinas Deposits. It also has the right to grant exploitation and other rights with the copper to the CVG or to a third party. If the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, MEM might not also grant to the CVG the additional right to negotiate the exploitation of the copper with Crystallex or with a third party. In addition, even if MEM grants these negotiation rights to the CVG, Crystallex may not be successful in negotiating an agreement with the CVG to exploit the copper. Therefore, even if it decided at a later date that it did want to exploit copper at the Las Cristinas Deposits, Crystallex may not be able to obtain these rights. Furthermore, if the MEM — or CVG — grants the copper rights to a third party, the third party’s copper mining activities may interfere with Crystallex’s proposed gold mining activities. Crystallex may not be successful under Venezuelan law in asserting that its right under the MOA to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper. Therefore, Crystallex’s proposed operations at the Las Cristinas Properties could be significantly hindered if it ultimately determined that a third party’s rights to exploit the copper at the Las Cristinas Deposits takes precedence over Crystallex’s right to exploit the gold.

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Crystallex could lose its mining properties if it defaults on its loan facility.

Crystallex’s loan facility requires that Crystallex maintain specific financial ratios and satisfy financial condition tests. Events beyond Crystallex’s control, including changes in general economic and business conditions, may affect Crystallex’s ability to satisfy these covenants, which could result in a default under this loan facility.If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The lender could also elect to enforce its security interest over substantially all property relating to Crystallex’s Tomi property, the Revemin mill and Crystallex’s share interest in El Callao Mining Corp.

Uncertainty of ore reserve estimates could lead Crystallex to allocate its capital to deposits which ultimately prove uneconomic and forego development of potentially significant deposits.

Crystallex’s business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals. Crystallex’s reported mineral reserves are only estimates. There is no certainty that the estimated mineral reserves will be recovered or that they will be recovered at the rates estimated. Mineral reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex’s profitability in any particular accounting period. If Crystallex’s estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much at what could be a less than an economical deposit or to fail to mine what could be a significant deposit.

Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral claims may be disputed. Crystallex does not know whether someone will challenge or impugn title to its properties. As a result, Crystallex can never be certain that it will have valid title to its mining properties. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. Crystallex does not carry title insurance on its properties. Therefore, a successful claim that Crystallex does not have title to a property could cause Crystallex to lose its rights to mine that

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property, perhaps without receiving any compensation for its prior expenditures relating to the property.

Gold price volatility may negatively impact Crystallex’s cash flow and profitability, cause an adjustment of its reserves and result in a reduction or suspension of its mining activities.

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Crystallex’s control. Between 1999 and 2004, the gold price fluctuated from a low of $253 to a high of $454. See Crystallex’s Form 20-F/A – No. 4, Item 4B. “Information on the Company – Business Overview – The Gold Market.” On March 1, 2005, the p.m. fixing price of gold sold in the London Bullion Market was $433.45 per ounce.

The gold price can fluctuate widely and is affected by numerous factors beyond Crystallex’s control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.

The profitability of Crystallex’s operations, its revenues and its cash flow as well as the market price of its common shares are significantly affected by changes in gold prices. If gold prices decline for a significant period below the cost of production of any or all of Crystallex’s operations, it may not be economically feasible to continue production at such properties. This would materially affect production, profitability and Crystallex’s financial position. A decline in the market price of gold may also require Crystallex to write-down the carrying value of its mineral reserves, which might have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers and produces commercial amounts of gold, gold prices may not be high enough for Crystallex to sell gold profitably.

Gold hedging activities may create risk of losses depending upon the price of gold, the ability of Crystallex to produce and deliver gold, and the performance of third party buyers.

Crystallex has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually produces the gold. Accordingly, there is a risk that the price of gold is higher at the time Crystallex produces the gold than when it enters into the contracts, so that Crystallex must sell

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the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold specified in the contracts, it may be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex’s production costs. Further, in respect of the forward contracts, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

Crystallex faces significant risks in the exploration, development and operation of its mining properties, and the success of its business will be dependent upon its management of such risks.

The business of exploring for and mining of minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labor are some of the risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Crystallex does not know whether it will discover minerals in sufficient quantities and manage the production risks in order to justify commercial exploitation, whether it will discover minerals in sufficient quantities to justify commercial operations, or whether it will obtain on a timely basis the funds required for development. The economics of developing gold and other mineral properties are affected by many factors, including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors, such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Crystallex’s operations may also be affected by the presence of illegal miners (something which is not uncommon in the gold mining areas of the Guyana shield area of Venezuela). Although Crystallex, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, such presence could nevertheless hurt Crystallex’s mining operations.

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Crystallex faces potential risks and uncertainties resulting from the location of its properties and operations in countries where political, governmental or other activities may disrupt its business, including property rights, exploration and mining activities and the movement of funds.

Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Crystallex’s mineral exploration and mining activities may be hurt by political instability and changes to government regulation relating to the mining industry. Risks of foreign operations may include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls (including foreign exchange controls), delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex’s mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Crystallex does not know what, if any, negative impact recent political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, will have on it in the future, particularly if these conditions were to continue for an extended period of time, and there can be no assurance that Crystallex’s operations would not be adversely affected.

Crystallex may not insure or be able to insure certain risks, which may result in increased costs and reduced profitability.

Exploration, development and production operations on mineral properties involve numerous risks, including:

•	unexpected or unusual geological operating conditions
•	rock bursts
•	cave-ins
•	fires
•	floods
•	earthquakes and other environmental occurrences
•	political and social instability.

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It is not always possible to obtain insurance against all such risks, and Crystallex may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate profitability and result in increasing costs. Crystallex does not maintain insurance against environmental risks.

Crystallex faces industry competition in the acquisition of mining properties and the recruitment and retention of qualified personnel.

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Crystallex competes with other mining companies, many of which have greater financial resources than Crystallex, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Crystallex’s business depends upon a limited number of mining properties and processing facilities, the loss of any of which might negatively impact its operations.

Crystallex’s operations at the Tomi mine and the Revemin Mill account for substantially all of Crystallex’s current mineral production and revenue. See Crystallex’s Form 20-F/A – No. 4, Item 4B. “Information on the Company – Business Overview – Activity on the Mining Properties.” Any adverse development affecting these operations would significantly hurt Crystallex’s financial performance and results of operations.

In February 2005, Crystallex received notice of termination of its Albino 1 alluvial concession and the Albino vein concession in Bolivar State, Venezuela. Crystallex does not know if or when its appeal will be heard and whether the termination will be reversed. Even though Crystallex did not contemplate that the Albino concession would constitute a large part of its future operations, the termination will lessen the value of Crystallex’s operations at its nearby Revemin Mill. See “Recent Developments.”

Crystallex faces significant risks inherent in the production of gold, and the success and profitability of its operations is dependent upon its ability to manage and control these risks.

Crystallex’s actual production may vary from its estimates for a number of reasons, including:

•	the actual amount of ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics
•	the accuracy of estimated rates and costs of mining and processing
•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned

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•	mine failures, slope failures or equipment failures
•	industrial accidents
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes
•	encountering unusual or unexpected geological conditions
•	changes in power costs and potential power shortages
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants
•	labor shortages or strikes
•	civil disobedience and protests
•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of Crystallex or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Crystallex to cease production. Each of these factors also applies to Crystallex’s sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the production start-up phase.

Crystallex’s operations require environmental permits and are subject to environmental compliance regulations. Compliance may involve significant costs and delays, and failure to comply may result in fines or suspension of its mining activities.

Crystallex’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. See Crystallex’s Form 20-F/A – No. 4, Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Regulatory and Environmental Risks.” Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental laws provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such laws may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental laws are evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and

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reclamation. Future laws and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance.

Crystallex operations require additional permits and are subject to regulations. Compliance may involve significant costs or delays, and failure to comply may result in fines or suspension of its mining activities.

Government regulations significantly affect Crystallex’s mining operations. See Crystallex’s Form 20-F/A – No. 4, Item 4.B. “Information on the Company – Business Overview – Government Regulation.” Crystallex’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex’s operations. These permits relate to virtually every aspect of Crystallex’s exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex’s current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Currency fluctuations may increase operating costs.

Currency fluctuations may affect the costs that Crystallex incurs in its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Crystallex’s operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where Crystallex has mining operations against the U.S.

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dollar would increase the costs of gold production at such mining operations and could hurt Crystallex’s profitability and financial condition.

Crystallex’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may hurt Crystallex by restricting its ability to repatriate funds.

Crystallex has incurred recent losses.

Crystallex incurred a net loss in 2003 and, although its audited consolidated financial statements have not been completed as of the date of this prospectus, it is forecasting a net loss for 2004. After restatement of its consolidated financial statements for 2002, Crystallex incurred net losses in each of 2002 and 2001. Crystallex’s profitability depends, among other things, on the price of gold, the level of gold production, cash operating costs and other factors discussed in “Risk Factors.” Substantially all of these factors are beyond Crystallex’s control.As part of the preparation of its financial statements for the year ended December 31, 2003, Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $17.5 million write-down of mineral properties, of which $14.3 million was related to the La Victoria property and the balance to various exploration properties.

Crystallex is reviewing the impact of the recent termination of its mining permit for its Albino concession. This termination may also hurt the amount of its production at its Revemin Mill. In the course of this review and for purposes of its 2004 audited consolidated financial statements, Management has assessed, and is proposing that Crystallex write off the carrying value of the Albino Concession and write down the carrying value of the Revemin Mill. Any write down or write off would be reflected in Crystallex’s forecasted loss for 2004. See “Recent Developments.”

Crystallex is a party to an arbitration proceeding which, if it an award is made against it, could result in a reduction of debt owed to it and a payment to its joint venture partner in the Lo Increible property.

In November 2004, Corporacíon Vengroup, S.A. (“Vengroup”) delivered a notice of arbitration to Crystallex and ECM (Venco) Ltd. (“ECM”), a Crystallex subsidiary, with respect to Osmin Holdings Limited, a corporation owned 51% by ECM and 49% by Vengroup. Osmin owns the Lo Increible properties located in Bolivar State, Venezuela, which includes the La Victoria mine, which Crystallex has operated since April 2001. Vengroup seeks an award based upon notional rather than actual quantities and grades of ore recovered from the La Victoria mine and processed at Crystallex’s Revemin Mill. The award that Vengroup seeks would include, among other things, a reduction of approximately $15.7 million in the debt that Osmin owes to ECM and a

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cash payment of approximately $7.8 million to Vengroup. The arbitration is at a preliminary stage. Crystallex could lose a significant amount of potential cash flow from the Lo Increible properties and be required to make a significant cash payment to Osmin if Crystallex loses the arbitration.

Crystallex’s business depends upon a small number of key personnel, the loss of any of which might significantly impair its business.

Crystallex’s business is dependent on retaining the services of a small number of key management personnel. The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex’s ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees. See Crystallex’s Form 20-F/A – No. 4, Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

Crystallex has authorized for issuance a large number of shares, which, if issued in significant amounts, could result in dilution of share ownership and a reduction in share price.

As at March 1, 2005, Crystallex has authorized the issuance of more than 23.4 millioncommon shares that have not yet been issued for payment of certain property purchases and related indebtedness, the exercise of stock options, finder’s fees, the exercise of warrants issued in private placements, placement agent’s fees for a private placement, and exercise of warrants issued for convertible notes and broker’s fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest of Crystallex’s current shareholders, based upon the 190,853,437 Crystallex shares outstanding as of March 1, 2005. In addition, given Crystallex’s average daily trading volume of approximately 617,200 shares on the American Stock Exchange (“AMEX”) (Consolidated Market) and approximately 597,000 shares on the Toronto Stock Exchange (“TSX”) for the period January 1, 2004 through December 31, 2004, the sale of these shares could provide enough selling pressure to depress the share price of Crystallex’s common shares.

Limited attendance at a shareholders’ meeting and minimal quorum requirements may result in a small number of shareholders taking votes binding upon all shareholders.

Crystallex’s by-laws provide that a quorum for transacting business at a general meeting of shareholders shall be two shareholders present in person or by proxy holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. Under the Canada Business Corporations Act, only two Crystallex shareholders could attend shareholders’ meetings in

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person or by proxy, in which event these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

HOW TO OBTAIN MORE INFORMATION

We file reports and other information with the Securities and Exchange Commission. You may read any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W. in Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. A copy of our SEC filings since October, 2002, including a copy of this prospectus, the registration statement (and amendments to the registration statement) relating to this prospectus and our annual report on Form 20-F/A – No. 4 for our year ended December 31, 2003, our Forms 6-K submitted to the SEC since November 4, 2002, all amendments to any of these filings or reports, and all future documents or reports that we will file or submit to the SEC, are or will be also available to you free of charge at the SEC’s Internet site.

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933 relating to this prospectus. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities. Our statements in this prospectus are not necessarily complete about the contents of any contract or other document. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. This information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 12, 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

(a) Crystallex’s Annual Report on Form 20-F/A – No. 4 for the fiscal year ended December 31, 2003, filed under Section 13 of the Securities Exchange Act.

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(b) The description of Crystallex’s common shares without par value contained in Crystallex’s registration statement under Section 12(b) of the Securities Exchange Act on Form 8-A (Registration No. 1-14620).

(c) Crystallex’s registration statement under Section 12(b) of the Securities Exchange Act on Form 8-A of rights to acquire Crystallex’s common shares (Registration No. 1-14620).

(d) The Reports of Foreign Issuer on Form 6-K furnished to the SEC on May 14, 2004, June 2, 2004, June 25, 2004, July 30, 2004, August 4, 2004, August 12, 2004, August 13, 2004, August 17, 2004, August 24, 2004, September 24, 2004, October 12, 2004, November 9, 2004, November 10, 2004 (together with the amendments thereto on December 7, 2004, and on March 9, 2005), November 15, 2004, December 7, 2004, December 8, 2004, December 9, 2004 (two reports), January 28, 2005, February 25, 2005, and March 9, 2005 (two reports). Crystallex’s report on Form 6-K furnished on May 14, 2004, contains its unaudited financial statements for the quarter ended March 31, 2004, the report furnished on August 12, 2004, contains its unaudited financial statements for the quarter ended June 30, 2004, and the report furnished on November 10, 2004 (as amended on December 7, 2004 and on March 9, 2005), contains its unaudited financial statements for the quarter ended September 30, 2004, and the report furnished on March 9, 2005, contains its audited consolidated financial statements, in U.S. dollars, as of December 31, 2003, and for the three years then ended, which financial statements are reconciled to U.S. generally accepted accounting principles (GAAP).

(e) All subsequent annual reports filed by Crystallex on Form 20-F, Form 40-F, or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by Crystallex under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act, after the date of this prospectus and before the termination of the offering are deemed incorporated by reference into and be a part of this prospectus from the date of filing such documents.

Crystallex may incorporate by reference into this prospectus any Form 6-K that it furnishes to the SEC under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the offering is completed, and make that Form 6-K a part of this prospectus from the date it files the form, but only to the extent that Crystallex identifies in the Form 6-K that it is being incorporated by reference into this prospectus. Crystallex will identify as being incorporated by reference into this prospectus any amendments to its Form 6-K that it

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submits to the SEC containing any amendments to its quarterly financial statements set forth in (d), above.

Crystallex will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that Crystallex incorporates by reference in this prospectus but is not delivered with the prospectus, free of charge by contacting Crystallex’s Secretary, Daniel R. Ross, orally or in writing, at our principal offices, which are located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, telephone number (416) 203-2448, or by contacting investor relations at info@crystallex.com. However, Crystallex will not provide a copy of exhibits to items that it incorporates by reference unless it specifically incorporates those exhibits by reference.

You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. This prospectus does not offer to you any security other than the common shares that this prospectus specifically offers. Information contained on our Web site is not a part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST CRYSTALLEX

The enforcement by purchasers of the common shares offered in this prospectus of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that Crystallex is a Canadian corporation, many of its directors and shareholders are residents of Canada, and the majority of Crystallex’s assets and all or a substantial portion of the assets of such other persons are located outside the United States. As a result, it may be difficult for purchasers to effect service of process within the United States upon such persons or to realize against them in the United States upon judgments of courts of the United States predicated upon civil liabilities under securities laws of the United States. McMillan Binch LLP, Canadian counsel for Crystallex, advised Crystallex that there is doubt as to the enforceability in Canada against Crystallex or its directors or officers who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated upon federal securities laws of the United States.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact included in this prospectus regarding Crystallex’s financial position, business strategy and plans and objectives of management of

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Crystallex for future operations, are forward-looking statements. When used in this prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “could,” “may” and similar expressions, as they relate to Crystallex or its management, identify forward-looking statements. These forward-looking statements are based on the beliefs of Crystallex’s management, as well as assumptions made by and information currently available to Crystallex’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as those disclosed under “Risk Factors” in this prospectus, including but not limited to, competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change or difficulties, product development risks, commercialization and trade difficulties and general economic conditions. Such statements reflect the current views of Crystallex with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, and growth strategy of Crystallex. All subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

CAPITALIZATION AND INDEBTEDNESS
As of January 31, 2005
(unaudited)

	Actual (1)	Notes and Debentures As Adjusted (1), (2)

Debt
Current portion of long-term debt	$4,400,000	$4,440,000
Total long-term debt, net of current portion	80,897,719	80,897,719

Total Debt	$85,297,719	$85,297,719

Stockholders’ equity
Common shares (unlimited shares authorized; 190,853,437 issued and outstanding)	302,879,074	302,879,074
Contributed Surplus	31,996,952	31,996,952
Cumulative Translation Adjustment	11,958,981	11,958,981
Deficit	(203,004,476)	(203,004,476)

Total stockholders’ equity	$143,830,531	$143,830,531

Total Capitalization	$229,128,250	$229,128,250

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_______
(1) Assumes that Crystallex has written down the value of certain of its properties to reflect the impact of Crystallex’s recently received notice of the termination of its Albino 1 concession. See “Recent Developments.”
(2) Does not include the exercise into Crystallex common shares of any options or warrants outstanding as of January 31, 2005.

RECENT DEVELOPMENTS

As part of its normal course of business, Crystallex annually reviews and assesses the carrying value of its mineral properties and related plant and equipment. Based on this review conducted following its December 31, 2004 year-end, and reflecting the impact of its recently received notice of the termination of its Albino 1 concession, Management is proposing to record write-downs of approximately $10.5 million for Albino, $13.8 million for Revemin, $3.6 million for Tomi, and $4.1 million for other properties. These proposed write-downs are reflected in the unaudited “Capitalization and Indebtedness” table as of January 31, 2005.

RECENT PRICE HISTORY

Crystallex’s common shares trade on the TSX and on the AMEX under stock symbol “KRY”. The discussion contained in this section is based upon information provided by the Toronto Stock Exchange or American Stock Exchange, as applicable. For the year ended December 31, 2004, Crystallex common shares traded at a high of CDN$5.41 and a low of CDN$2.70 on the Toronto Stock Exchange and a high of US$4.52 and a low of US$1.99 on the American Stock Exchange. The following tables presents additional closing price information:

	Toronto Stock Exchange CDN $		American Stock Exchange US$

	High	Low	High	Low

Fiscal Quarter Ended

March 31, 2004	4.61	3.16	3.49	2.38
June 30, 2004	4.12	2.75	3.14	1.99
September 30, 2004	4.21	2.70	3.37	2.05
December 31, 2004	5.41	3.82	4.52	3.02

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Months Ended

September 30, 2004	4.21	3.28	3.37	2.53
October 31, 2004	4.76	3.82	3.89	3.02
November 30, 2004	5.41	4.33	4.52	3.52
December 31, 2004	4.50	4.05	3.76	3.30
January 31, 2005	4.28	3.83	3.51	3.11
February 28, 2005	4.45	3.80	3.63	3.05

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

SHARE CAPITAL

As of March 1, 2005, Crystallex had 190,853,437 shares outstanding. None of the shares are held in treasury or by its subsidiaries.

As of March 1, 2005, Crystallex had outstanding options and warrants to acquire 23,481,285 common shares at exercise prices ranging from $0.80 to $3.75.

From January 1, 2001, through the date of this prospectus, Crystallex has issued the securities described below (in addition to common shares issued upon conversion of previously outstanding convertible securities, warrants, or options, and issues of common shares and stock options to consultants and management or directors):

     •      $3,000,000 non-interest bearing notes, together with 450,000 common share purchase warrants. Each warrant is exercisable for one Crystallex common share at exercise prices of $1.27 per share for 150,000 warrants and $1.316 per share for 300,000 warrants. The non-interest bearing notes were exchanged for $3,000,000 principal amount of 4% convertible notes and 150,000 warrants to the holder and its affiliate, each warrant having an exercise price of $ 3.61.

     •      $3,000,000 principal amount of 4% convertible notes and warrants to acquire 824,214 Crystallex common shares at an exercise price of $2.68 per share.

     •      2,562,500 special warrants at Cdn$1.60 per special warrant, each of which allow the holder to acquire, for no additional consideration, one common share and one-half (½) of one warrant to purchase common shares having an exercise price of Cdn$2.00 per each whole warrant.

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     •      2,400,000 special warrants at Cdn$1.25 per special warrant, each of which allow the holder to acquire, for no additional consideration, one common share and one-half (½) of one warrant to purchase common shares having an exercise price of Cdn$1.60 per each whole warrant.

     •      5,500,000 special warrants at Cdn$1.25 per special warrant, each of which allow the holder to acquire, for no additional consideration, one common share and one-half (½) of one warrant to purchase common shares having an exercise price of Cdn$1.60 per each whole warrant.

     •      325,000 common shares to Vengroup as a settlement of distributions that Vengroup claimed relating to the El Callao properties.

     •      52,500 special warrants at Cdn$3.02 per special warrant, each of which allow the holder to acquire one Crystallex common share without additional consideration.

     •      $2,200,000 principal amount convertible note, convertible into up to Crystallex common shares based upon a discount to the shares’ trading price at the time of conversion, and a warrant to purchase 100,000 common shares at an exercise price of Cdn$4.40 per common share.

     •      2,200,000 special warrants for Cdn$3,025,780. Each special warrant authorizes the holder to acquire one of Crystallex’s common shares for no additional consideration.

     •      1,025,000 special warrants purchased for $1,394,000, which special warrants may be converted, for no additional consideration, into 1,025,000 common shares and 1,025,000 common share purchase warrants having an exercise price of Cdn$2.75, together with an additional 13,750 common share purchase warrants to a selling agent.

     •      8,195,025 common shares issued for El Callao Mining Corp shares and certain assets held by Bema Gold Corp in connection with Crystallex’s acquisition of El Callao.

     •      3,111,111 units for a total purchase price of $4,725,000, each unit consisting of one Crystallex common share and one warrant to purchase one common share at an exercise price of Cdn$3.00.

     •      4,545,455 special warrants, each of which allow the holder to acquire, for no additional consideration, one common share, and 2,272,727 share purchase warrants to purchase common shares having an exercise price of $2.75 per each warrant, for an aggregate sale price of $10,000,000.

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     •      Up to 5,000,000 common shares for issuance upon the conversion of 7% convertible notes and exercise of share warrants having an exercise price based upon a premium to the share price as of the date of issuance.

     •      Up to 3,932,941 common shares upon the conversion of $950,000 Crystallex Series A 10% Redeemable Convertible Notes or the exercise of 190,000 common share purchase warrants having an exercise price of $1.09 per share, together with 67,059 common shares as a placement fee.

     •      2,000,000 common shares or stock options to three consultants and to Crystallex’s counsel in Venezuela for services performed on Crystallex’s behalf.

     •      2,500,000 common shares in repayment of $2,500,000 principal amount of notes.

     •      1,336,743 common shares issued to Corporacion Vengroup S.A. in lieu of a $1,397,500 cash payment as the last installment of the purchase price for Crystallex’s indirect ownership of a majority interest in its El Callao property in Venezuela.

     •      12,800,000 special warrants at $2.20 per special warrant, each of which allow the holder to acquire, for no additional consideration, and one common share, and one-half (½) of one warrant to purchase common shares having an exercise price of $2.75 per each whole warrant.

     •      50,000 Crystallex common shares and 400,000 common share purchase warrants having an exercise price of Cdn$3.34 per share. The shares and warrants were issued to an entity providing financial services to Crystallex.

     •      300,000 Crystallex common shares and 1,000,000 common share purchase warrants having an exercise price of $1.75 per share for the first 500,000 warrants (which vest immediately) and $2.00 per share for the second 500,000 warrants (which vest upon Crystallex receiving a project financing proposal acceptable to it). The shares and warrants were issued to an entity providing financial services to Crystallex.

     •      28.75 million common shares at Cdn$4.00 per share for gross proceeds of Cdn$115 million, net proceeds of $82.0 million.

     •      $100 million unit offering whereby Crystallex issued 100,000 units at a price of $1,000 per unit. Each unit was comprised of $1,000 principal amount of senior unsecured notes, bearing interest of 9.375%, payable semi-annually and maturing on December 20, 2011, and 65

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Crystallex common shares. Net proceeds that Crystallex received, after underwriters’ fees and related expenditures amounted to $95,500,000.

THE SECURITIES BEING OFFERED

Riverview is using this prospectus to resell up to an aggregate of 1,089,115 Crystallex common shares upon the exercise of common share purchase warrants that Crystallex has issued to Riverview. Jerry Karel, ISO Profit Sharing Plan & Trust, ABC Retirement Plan & Trust, Walter Nathan, Carl & Associates, Hyla Marrow, Daniel Gooze, Lincoln Trust Company FBO Marc Gordon, IRA, Mitchell Mondry, and Michael Miller are using this prospectus to resell Crystallex common shares that they received upon their conversion of 5.5% convertible debentures that Crystallex issued to them in September, 2002 and common shares upon their exercise of warrants that Crystallex issued to them in connection with the convertible debentures, in an aggregate amount of up to 2,130,133 common shares. All of these shares shall be registered form rather than bearer shares. The Board of Directors has authorized the issuance of the shares covered by this Registration Statement.

The selling shareholders may sell all or any portion of these Crystallex common shares in one or more transactions through ordinary brokerage transactions, in private, negotiated transactions, or through any other means described in the “Plan of Distribution.” The sales may be made at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed.

Securities to be Offered By Riverview

In September – November 2002, Crystallex issued convertible notes and two year warrants to Riverview and to GCA Strategic Investment Fund Limited, an unrelated entity, in connection with money that that Crystallex borrowed from Riverview. GCA has converted all of its convertible notes, exercised (or let expire unexercised) all of its warrants, and sold its shares, and its shares are not a part of this prospectus.

Convertible Notes

Under the terms of subscription agreements entered into as of September 25, 2002, and an option to Riverview to purchase an addition $2 million principal amount of convertible notes and related warrants that Riverview exercised in October and November, 2002, Riverview and GCA purchased an aggregate of $11.2 million principal amount of Crystallex 4% convertible notes, together with related warrants to purchase up to an aggregate of 1,537,679 Crystallex common shares. However, Riverview has converted all of its convertible notes into Crystallex common

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shares and, prior to the date of this prospectus, has sold all of these shares. Accordingly, Riverview is not offering to resell through this prospectus any of the common shares that it received upon the conversion of its convertible notes.

Warrants

Riverview is using this prospectus to resell up to an aggregate of 1,089,115 Crystallex common shares that it received upon the exercise of all of the common share purchase warrants that it received in connection with the convertible notes that it purchased from Crystallex. Riverview exercised each of these warrants into one Crystallex common share at a strike price ranging from $2.00 to $2.84.

Securities to be Offered By the Remaining Selling Shareholders

Under the terms of purchase agreements entered into as of September 23, 2002, Jerry Karel, ISO Profit Sharing Plan & Trust, ABC Retirement Plan & Trust, Walter Nathan, Carl & Associates, Hyla Marrow, Daniel Gooze, Louis Scatigna and Louise E. Todaro (as joint tenants), Lincoln Trust Company FBO Marc Gordon, IRA, Mitchell Mondry, and Michael Miller purchased an aggregate of $2.893 million principal amount of Crystallex 5.5% convertible notes, together with related warrants to purchase up to an aggregate of 492,008 Crystallex common shares. Each of these selling shareholders provided Crystallex with their notice to convert their convertible debentures as of September 23, 2002, into an aggregate of 1,968,027 Crystallex common shares at a conversion price of $1.47 per share. Prior to the date of this prospectus, some of these persons sold some or all of these shares. Please note that Crystallex is not offering or selling any convertible debentures or warrants by this prospectus.

Each Warrant is exercisable for three (3) years into one common share and has a strike price of $2.82. The Indenture for the warrants contains provisions that adjust the exchange rate in certain events, such as Crystallex’s issuing common shares at a price lower than the warrants’ exercise price, or issuing securities convertible or exercisable into common shares at a price lower than the Warrants’ exercise price.

USE OF PROCEEDS

Crystallex will not receive any of the proceeds from the sale of the shares issuable on the conversion of the convertible notes, from the sale of the shares issued upon the conversion of the convertible debentures, or from the sale of the shares issuable on the exercise of the warrants issued to the selling shareholders.

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Crystallex has received approximately $14,093,000 (before cash brokerage commissions of $385,000) from the sale of the convertible notes, convertible debentures, and related warrants. Crystallex will receive the exercise price if the selling shareholders exercise any warrants that Crystallex issues them. Crystallex received approximately $4,085,000 on the exercise of 1,537,679 warrants by Riverview and by GCA (see “The Securities Being Offered”) and will receive approximately $1,387,000 if the selling shareholders fully exercise the remaining 492,008 of the warrants issued to them.

Crystallex sold the convertible notes, convertible debentures, and related warrants in order to provide partial payment of the $15 million purchase price of certain national assets in connection with the Las Cristinas properties in Venezuela.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Crystallex is authorized to issue an unlimited number of common shares without par value, an unlimited number of Class “A” preference shares and an unlimited number of Class “B” preference shares. As at March 1, 2005, it had issued and outstanding 190,853,437 common shares, no Class “A” preference shares, and no Class “B” preference shares. Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate ratably in any distribution of Crystallex’s assets upon liquidation, dissolution or winding up, subject to the prior rights of holders of shares ranking in priority to the common shares.

See “The Securities Being Offered” for a discussion of the convertible notes and warrants that Crystallex may issue and which are convertible and exercisable into common shares.

PLAN OF DISTRIBUTION

Crystallex is registering the resale of common shares that (i) Crystallex issued to Riverview upon its exercise of warrants and (ii) the remaining selling shareholders received upon the conversion of their convertible debentures and that they will receive upon their exercise of warrants. (See “The Securities Being Offered.”) Crystallex will not receive any sales proceeds when the selling shareholders resell their shares. As used in this section of the prospectus, “selling shareholders” include donees and pledgees selling common shares received from a selling shareholders after the date of this prospectus. All costs, expenses and fees in connection with the registration of the common shares offered by this prospectus will be borne by Crystallex. Brokerage commissions and similar selling expenses, if any, attributable to the sale of common shares will be borne by the selling shareholders. Sales of common shares may be effected by the selling shareholders

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from time to time in one or more types of transactions (which may include block transactions) on the American Stock Exchange or on any other exchange (other than Canadian exchanges) in which the common shares are listed. They can sell the shares in negotiated transactions, through put or call options transactions relating to the common shares, through short sales of common shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers.

Riverview has agreed that, if it wishes to sell a block of common shares (other than through a stock exchange) which represents 5% or more of the issued and outstanding Crystallex common shares, it will first offer to sell those shares to a person or persons that Crystallex designates at a price and on the same terms and conditions as Riverview wishes to sell those shares. If the persons that Crystallex designates does not accept the offer within 24 hours, Riverview may then sell those shares on a basis which is not more advantageous to a buyer than the terms provided to Crystallex’s designees.

The selling shareholders may sell the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealer that acts in connection with the sale of common shares may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals are underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common shares against certain liabilities, including liabilities arising under the Securities Act.

Because a selling shareholder may be an “underwriter” within the meaning of Section (2)(a)(11) of the Securities Act, he, she, or it will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange under Rule 153 of the Securities Act. Crystallex has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act may apply to its sales in the market.

Crystallex anticipates that each selling shareholder will offer for sale all of the common shares that he, she, or it acquires. (See “The Securities Being Offered.”) Because it is possible that a

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significant number of common shares could be sold, these sales, or the possibility of these sales, may have a depressive effect on the market price of Crystallex’s common shares.

To comply with the securities laws of certain jurisdictions, if applicable, the common shares will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

Crystallex agreed to pay all expenses of registering under the Securities Act and applicable state securities laws, if required, the shares that the selling shareholders may resell. These expenses include, among others, SEC filing fees and expenses to comply with any applicable state securities or “blue sky” laws, printing expenses, fees and disbursements of Crystallex’s counsel, and reasonable expenses of one counsel for all of the selling shareholders. However, the selling shareholders will pay all underwriting discounts and selling commissions, if any, that they may incur in reselling the shares. Crystallex agreed to indemnify the selling shareholders against certain civil liabilities, including certain liabilities under the Securities Act, arising from or relating to any untrue statement or alleged untrue statement of any material fact contained in the registration statement encompassing this prospectus, in this prospectus, or in any amendment or supplement to the registration statement or prospectus, or for the omission or alleged omission to state a material fact required to be stated in those documents.

The following table sets forth Crystallex’s estimated expenses in connection with this offering:

Securities and Exchange Commission registration fee	$3,224
Accountants’ fees and expenses	20,000
Legal fees and expenses	500,000
Printing and engraving expenses and copying expenses	15,000
Transfer agent’s fees and expenses	2,000
Placement Fee	385,000	(1)
Miscellaneous	14,776

Total	$940,000

(1) Does not include warrants issued in connection with the sale of the convertible notes, convertible debentures, and related warrants, as these warrants expired without being exercised.

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SELLING SHAREHOLDERS

The following table sets forth the name and address of each selling shareholder, the number of common shares that each selling shareholder beneficially owned prior to the commencement of this offering, the number of common shares that may be offered by each selling shareholder, and the number of common shares to be owned by each selling shareholder after the offering. The table assumes that Crystallex has issued as of March 1, 2005, upon the exercise of warrants described in “The Securities Being Offered,” all of the common shares that it has authorized for issuance to the selling shareholders. The table also assumes that the selling shareholders sell all common shares offered by this prospectus. The number of common shares that Crystallex may issue to Riverview and that it may actually sell will depend upon a number of factors, including, among other things, the market price of Crystallex’s common shares. (See “The Securities Being Offered.”)

The table below sets forth information as of March 1, 2005. The percentage indicated for each selling shareholder is based on 190,853,437 common shares issued and outstanding as of March 1, 2005. All information concerning beneficial ownership is to the best of Crystallex’s belief.

	Common Shares Owned Before Offering				Common Shares Offered in Offering		Common Shares Owned After Offering
Name of Shareholder	Number(1)		Percent(1)		Number(1)	Percent(1)	Number	Percent

Riverview Group, LLC(2)	4,956,697	(3)	2.6	%(3)	1,089,115	*	3,867,582	2.0%
666 Fifth Avenue
8th Floor
New York, New York
10103

Jerry Karel	545,870		*		382,653	*	163,217	*
2180 Painter’s Lake Road
Highland Park, Illinois
60035

ISO Profit Sharing Plan &	415,894		*		370,440	*	45,454	*
Trust, 2180
2180 Painter’s Lake Road
Highland Park, Illinois
60035

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	Common Shares Owned Before Offering		Common Shares Offered in Offering		Common Shares Owned After Offering
Name of Shareholder	Number(1)	Percent(1)	Number(1)	Percent(1)	Number	Percent

ABC Retirement Plan	191,326	*	191,326	*	0	*
& Trust
Attn: Richard Sacks
707 Skokie Blvd. #200
Northbrook, Illinois 60062

Walter Nathan	459,409	*	251,701	*	207,708	*
680 Lake Shore Drive
Chicago, Illinois 60611

Carl & Associates	2,212,582	1.2%	340,136	*	1,872,446	*
63 Hunting Ridge Road
Greenwich, Connecticut
06831

Daniel Gooze	210,380	*	100,680	*	109,700	*
24 Ravin Oaks
Highland Park, Illinois
60035

Michael Miller	179,014	*	170,068	*	8,946	*
425 Brierhill Road
Deerfield, Illinois 60015

Lincoln Trust Company	185,268	*	170,068	*	15,200	*
FBO Marc Gordon, IRA
6312 S. Fiddler’s Green Circle
Suite 400E
Englewood, Colorado 80111

Hyla Marrow	126,150	*	68,027	*	58,123	*
235 East 87th Street
New York, New York
10128

Mitchell Mondry	92,007	*	85,034	*	6,973	*
1056 Glengarry Circle West
Bloomfield Hills, Michigan
48301

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(1)	Assumes that the selling shareholders exercise all of their warrants into common shares. (See “Securities Being Offered.”)
(2)	The Riverview Group, LLP is a wholly-owned subsidiary of Millennium Partners, L.P.
(3)	2,272,727 shares are attributable to warrants held by Riverview that are immediately exercisable into Crystallex common shares at an exercise price of $2.75. Does not reflect Riverview’s transfer of 75,000 immediately exercisable warrants to a third party subsequent to March 1, 2005.
*	Less than 1%.

LEGAL MATTERS

McMillan Binch LLP, Toronto, Ontario, Canada, has issued a legal opinion to Crystallex that Crystallex has or will validly issue the shares offered under this prospectus and has also advised Crystallex on matters set forth in “Enforceability of Civil Liabilities Against Crystallex.” As of February 28, 2005, partners, counsel, and associates of McMillan Binch LLP owned, in the aggregate, less than one percent of the outstanding Crystallex common shares.

EXPERTS

The consolidated financial statements for the year ended December 31, 2003, incorporated by reference in this prospectus from Crystallex International Corporation’s Report of Foreign Private Issuer on Form 6-K, which was filed with the SEC on March 9, 2005, and in Annual Report on Form 20-F/A – No. 4, have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP’s address is BCE Place, 181 Bay Street, Suite 1400, Toronto, Ontario M5J 2V1, Canada.

This registration statement and prospectus contain one or more statements, reports, or other information attributed to each of the following persons as experts in the field of mining engineering:

•	Mine Development Associates, 210 South Rock Boulevard, Reno, Nevada 89502
•	Micon International Limited, Suite 900-390 Bay Street, Toronto, Ontario, Canada M5H 2Y2
•	Mineral Resources Development, Inc., 1710 South Amphlett Blvd, San Mateo, California 94402

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•	SNC-Lavalin Engineers & Constructors Inc., 2200 Lakeshore Blvd., Toronto, Ontario, Canada M8V 1A4.

This registration statement and prospectus contain one or more statements or other information attributed to Gomez Cottin & Tejera Paris regarding certain matters of Venezuelan law.

The statements, reports, or other information from Mine Development Associates, Micon International Limited, Mineral Resources Development, Inc., SNC-Lavalin Engineers & Constructors Inc., and Gomez Cottin & Tejera Paris which are attributed to any of these experts are used in this registration statement and prospectus with the consent of each of these experts to which these statements, reports, or other information are attributed.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.   Indemnification of Directors and Officers

Under the Canadian Business Corporation Act (“CBCA”), in exercising their powers and performing their functions, each member of Crystallex’s Board of Directors is required to act honestly and in good faith and with a view to the best interests of Crystallex. Under the CBCA, Crystallex has broad power to indemnify, and under certain circumstances is required to indemnify, its directors and officers against liabilities that they may incur while serving as directors or officers of Crystallex, including liabilities arising under the Securities Act, provided that they acted honestly and in good faith with a view to the best interests of Crystallex, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing the conduct was lawful.

In addition, Crystallex has agreed to indemnify each of Crystallex’s directors against any liabilities arising from his actions in his capacity with Crystallex, provided that he acted honestly and in good faith with a view to the best interests of Crystallex and, in the case of a criminal or administrative act or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. Crystallex maintains directors and officers liability insurance. Crystallex has also agreed to indemnify Marc J. Oppenheimer (at the time of such agreement, Crystallex’s President, Chief Executive Officer, and a director, and, since September 2003, a Crystallex director) against any liabilities arising from his acting in his capacity with Crystallex to the fullest extent permitted under the Business Corporation Act of New Jersey (the state where Mr. Oppenheimer resides) or the laws of Canada.

Crystallex also maintains an insurance policy for directors and officers insuring them against certain liabilities incurred by them in the performances of their duties, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Crystallex has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of Crystallex in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Crystallex will, unless in the opinion of its counsel the matter has been settled by controlling

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precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 9.   Exhibits and Financial Statement Schedules

(a)      The following are filed herewith as part of this Registration Statement:

Exhibit No.		Exhibit

5.1	(8)	Opinion of McMillan Binch LLP as to the legality of the securities being registered

23.1.1		Consent of Deloitte & Touche LLP

23.2	(8)	The consent of McMillan Binch LLP to the use of its opinion as an exhibit to this Registration Statement is included in its opinion filed herewith as Exhibit 5

23.3	(1)	Consent of Mine Development Associates

23.4	(1)	Consent of Micon International

23.5.1	(8)	Consent of AMEC E&C Services, Inc. (formerly Mineral Resources Development, Inc.)

23.6.1	(9)	The consent of Gomez Cottin & Tejera Paris to the use of its opinion as an exhibit to this Registration Statement is included in its opinion filed herewith as Exhibit 99.8.

23.7		Consent of SNC-Lavalin Engineers & Constructors Inc.

24	(3)	Power of Attorney (contained as part of the Signature Pages)

99.1	(6)	Subscription Agreement (without schedules thereto) dated September 25, 2002 between the registrant and GCA Strategic Investment Fund Limited and between the registrant and Riverview Group, LLC for the purchase of securities convertible or exercisable into the securities registered herein.

99.2	(4)	Form of Note Indenture dated as of September 25, 2002.

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99.3	(4)	Form of Warrant Indenture dated as of September 25, 2002.

99.4	(5)	Letter dated September 25, 2002 between the registrant and Alpine Capital Partners, Inc.

99.5	(3)	Agreement dated November 1, 2002 between the registrant and Riverview Group, LLC, to amend Riverview’s option to purchase additional securities

99.6	(7)	Form of warrant dated as of September 23, 2002.

99.7	(8)	Agreement effective as of October 1, 2003, between the registrant and Uruguay Mineral Exploration Inc. for the sale of Crystallex’s ownership interests in the San Gregorio mining operations in Uruguay.

99.8	(9)	Opinion dated May 28, 2004, of Gomez Cottin & Tejera Paris regarding certain matters of Venezuelan law.

* To be filed by amendment

(1)	Filed as Exhibits 23.3 and 23.4, respectively, with Pre-Effective Amendment No. 1 to Registration Statement No. 333-13838, filed on October 19, 2001.

(2)	Filed as Exhibit 23.5 with Post-Effective Amendment No. 3 to Registration Statement No. 333-10014, filed on May 29, 2002.

(3)	Filed in the Registration Statement on November 29, 2002.

(4)	Identical to Exhibits 99.2 and 99.3, respectively, to Registration Statement No. 333-100752, filed on October 31, 2002, which exhibits are incorporated herein by reference.

(5)	Identical to Exhibit 99.7 to Registration Statement No. 333-100752, filed on October 31, 2002, which exhibit is incorporated herein by reference.

(6)	Filed with Pre-Effective Amendment No. 1 to the Registration Statement on January 15, 2003.

(7)	Identical to Exhibit 99.6 to Registration Statement No. 333-100752, filed on October 31, 2002, which exhibit is incorporated herein by reference.

(8)	Filed with Pre-Effective Amendment No. 5 to the Registration Statement on December 23, 2003.

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(9)	Filed with Pre-Effective Amendment No. 6 to the Registration Statement on June 17, 2004.

(b)	There are no financial statement schedules.

ITEM 10.   Undertakings

     (a)      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 C.F.R. 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (17 C.F.R. 239.33), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or 17 C.F.R. 210.3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (h)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 18 day of March, 2005.

CRYSTALLEX INTERNATIONAL CORPORATION

By:	/s/ Todd Bruce

Todd Bruce President, Principal Executive Officer and Director

Date: March 18, 2005

By:	/s/ Marc J. Oppenheimer

Marc J. Oppenheimer Director and Authorized Representative in the United States

Date: March 17, 2005

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert A. Fung or Todd Bruce, or any one of them, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form F-3, and to file same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

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     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert A. Fung	Chairman and Director	March 17, 2005

Robert A. Fung

/s/ Todd Bruce	President, Principal	March 18, 2005
Executive Officer and
Todd Bruce	Director

/s/ Marc J. Oppenheimer	Director	March 17, 2005

Marc J. Oppenheimer

/s/ Michael Brown	Director	March 7, 2005

Michael Brown

/s/ C. William Longden	Director	March 16, 2005

C. William Longden

/s/ David I. Matheson	Director	March 9, 2005

David I. Matheson

/s/ Harry J. Near	Director	March 17, 2005

Harry J. Near

/s/ Armando F. Zullo	Director	March 7, 2005

Armando F. Zullo

/s/ Johan C. Van’t Hof	Director	March 9, 2005

Johan C. Van’t Hof

/s/ Borden D. Rosiak	Principal Financial Officer	March 17, 2005
and Principal Accounting
Borden D. Rosiak	Officer